January 9, 2013

Mr. H. Roger Schwall
Assistant Director
U. S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington DC 20549-7010

RE:	Adams Resources & Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 23, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 29, 2012
File No. 001-17908

Dear Mr. Schwall:

We are responding to comments received from (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated December 21, 2012 regarding our filing referenced above.  Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) and Definitive Proxy Statement on Schedule 14A.  For your convenience, our responses below are prefaced by the staff’s corresponding comment.

We respectfully submit that, as our responses below indicate, we do not believe that an amendment to the 2011 Form 10-K is necessary or should be required in connection with the staff’s comments.  We plan to adjust disclosures in future filings as noted in this response letter.  Our response to your December 21, 2012 comments is listed below:

Comment 1

Form 10-K for the Fiscal Year ended December 31, 2012

Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

1.
We note your disclosure of operating earnings excluding inventory valuation gains on page 18 for all periods presented.  We note a similar measure presented in your quarterly report on Form 10-Q for the quarter ended September 30, 2012 identified as field level segment operating earnings.  Please tell us why you have not identified this presentation as a non-GAAP measure and provided the disclosures required by Item 10 (e)(l)(i) of Regulation S-K.  If after further evaluation you conclude this is a non-GAAP measure, as part of your response, please provide us the disclosure revisions you would make to comply with Item 10 (e)(l)(i) of Regulation S-K.

Response 1

1.
Inventory liquidation gains or losses are a normal item of variance affecting operating earnings.  We commonly receive investor phone calls seeking clarification on this item.  At December 31, 2011, we presented this information in tabular format to facilitate the reader.  For the ease of the reader, we struck a total which we deliberately did not label.  We did not seek to attach particular significance to such total.  We view the December 31, 2011 disclosure as a variation explanation rather than a “non-GAAP measure”.

This disclosure evolved, however, between the presentation at December 31, 2011 and the presentation at September 30, 2012 as we continued to receive investor inquiries.  These investors were attempting to model our operation in order to project earnings.  In response to these requests, we developed the “Field Level Segment Operating Earnings” concept, which we agree is a non-GAAP measure.  We believe the third quarter presentation which begins with the two full paragraphs immediately preceding the table and concludes with the paragraph following the table fulfills all of the requirements of Item 10(e) (l) (i) of Regulation S-K.

Absent the specific investor inquiries, we would suggest removing the table and any reference to “Field Level Segment Operating Earnings” in future filings.  However, given continued investor inquiries, we believe we can improve the disclosure with an enhanced presentation as follows:

“-  Crude Oil Marketing  ‟Field Level Operating Earnings” (Non GAAP Measure)

Two significant factors affecting comparative crude oil segment operating earnings are inventory valuations and forward commodity contract (derivatives or mark-to-market) valuations.  As a purchaser and shipper of crude oil, the Company holds inventory in storage tanks and third-party pipelines.  Inventory sales turnover occurs approximately every three days, but the quantity held in stock at the end of a given period is reasonably consistent.  As a result, during periods of increasing crude oil prices, the Company recognizes inventory liquidation gains while during periods of falling prices, the Company recognizes liquidation and valuation losses.  Over time, these gains and losses tend to offset and have limited impact on cash flow.  While crude oil prices are fluctuating in 2012, the net impact through September 30, 2012 has yielded inventory liquidation losses totaling $1,543,000 for the first nine months of 2012.  However, during the third quarter of 2012, prices trended up from $85 per barrel in the beginning of the quarter to $98 per barrel at the end of the quarter.  This produced a $3,217,000 inventory liquidation gain for the quarter.  As of September 30, 2012, the Company held 266,860 barrels of crude oil inventory at an average price of $98.03 per barrel.

Crude oil marketing operating earnings are also affected by the differing report date valuations of the Company’s forward month commodity contracts (derivative instruments).  Such non-cash valuations are calculated and recorded at each period end based on the underlying data existing as of such date.  The Company generally enters into these derivative contracts as part of a pricing strategy based on crude oil purchases at the wellhead (field level).  Only those contracts qualifying as derivative instruments are accorded fair value treatment while the companion contracts to purchase crude oil at the wellhead (field level) are not accorded fair value treatment.  The valuation of derivative instruments at period end requires the recognition of “mark-to-market” gains and losses.  The impact on crude oil segment operating earnings of inventory liquidations and derivative valuations is summarized as follows (in thousands):

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

As reported segment operating earnings	$29,880	$26,341	$13,278	$15,401
Add (less) -
Inventory liquidation (gains) losses	1,543	(156)	(3,217)	2,185
Derivative valuation (gains) losses	3,278	3,229	1,509	3,305

Field level operating earnings(1)	$34,701	$29,414	$11,570	$20,891

(1)	Such designation is unique to the Company and is not comparable to any similar measures developed by industry participants.

Field level operating earnings and field level purchase volumes depict the Company’s day-to-day operation of acquiring crude oil at the wellhead, transporting the material and delivering it to market at the sales point.  Comparative crude oil field level operating earnings increased in 2012 with the noted volume additions and overall improved unit margins for the comparative nine month current period.  Unit margins first began to widen during the third quarter of 2011 when South Texas sourced production started selling at a discount to world crude oil prices due to its relative abundance in relation to the infrastructure available to deliver such oil to market.  The initial burst in unit margins was most prevalent during the third quarter of 2011 as shown in the table above.  Favorable unit margins continued into 2012, although they diminished as competition and additional industry infrastructure development progressed in the region.”

We respectfully submit to the Staff that  by dividing field level segment operating earnings by field level purchase volumes, the investor that so chooses can calculate operating margins on a per barrel basis.  Field level purchase volumes have been consistently presented within our filings in the management discussion section.  With unit margin information, the investor can model assumptions about volume and crude oil pricing spreads between locations.  These are important success drivers in evaluating the performance of our business unit.

Comment 2

Note 1 Summary of Significant Accounting Policies, page 34

Use of Derivative Instruments, page 38

2.
We note your disclosure that you transact commodity purchase and/or sales contracts that meet the definition of a derivative instrument.  Pursuant to ASC 815-10-50-1A through 1B disclose information that will enable users of your financial statements to understand the volume of activity in such instruments.

Response 2

In future filings, volume information will be disclosed in the form of the following sentence  added to the first paragraph of Footnote 1 – Use of  Derivative Instruments:

“As of December 31, 2011, thirteen commodity purchase and sales contracts comprise substantially all of the Company’s derivative valuations.  Such contracts encompass the purchase and sale of approximately 2,800, 6,100, 5,800, 5,700 and 1,800 barrels of crude oil per day in each of January, February, March, April and  May 2012, respectively, and continuing at 1,800 barrels per day for June 2012  through December 2012.”

Comment 3

Item  9A. Controls and Procedures, page 54

Disclosure Controls and Procedures, page 54

3.
We note your disclosure that you concluded there is reasonable assurance that the disclosure controls and procedures as of the end of the period covered by the report are effective.  Please revise your disclosure to clarify whether management intended to specify there is a reasonable assurance that disclosure controls and procedures are effective or that disclosure controls and procedures are effective at the reasonable assurance level.

Response 3

We note the Staff’s comment regarding our disclosure concluding that there is a reasonable assurance that our disclosure controls and procedures as of the end of the period covered by the report are effective.  We will revise our disclosure in future filings, as appropriate, to clarify that our disclosure controls and procedures are effective at a reasonable assurance level as of the end of the period covered by the relevant report.  Specifically, we intend to provide the following disclosure:

“The Company maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information required to be disclosed in reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure.  Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s disclosure control objectives.

As of the end of the period covered by this report, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at a reasonable assurance level as of the end of the period covered by this report.”

Comment 4

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

4.
In this section, you need to focus on how and why you arrived at specific executive compensation decisions.  See the Division’s “Staff Observations in the Review of Executive Compensation Disclosure” (Executive Summary).  For each component of executive compensation paid to each named executive officer, please provide more detail regarding the material factors the compensation committee considered in determining the amounts awarded.  We note your disclosure that the “reward is generally considered as a group rather than an individual achievement” and that negotiated base salaries “may be adjusted based on current competitive conditions.” You also indicate that bonus levels “are used as an incentive for favorable results,” without specifying what specific measures or particular outcomes are considered for that purpose.

If material, please disclose for each named executive officer the compensation committee’s determination for 2011 with respect to each of these factors when determining the discretionary bonus amounts.  We are cognizant of your assertion that a “pre-defined formula bonus system is not utilized.”  In your response, also address the material factors considered by your compensation committee in setting salary levels for each named executive officer.

Response 4

Our response to comment 4 has been incorporated in our response to comment 5 below.

Comment 5

5.
Include adequate information to address all that Item 402(b) of Regulation S-K requires, such as matters covered by Items 402(b)(l)(v), (b)(2)(v), (b)(2)(ix), and (b)(2)(xv).  For example, please make clear whether each executive officer makes a recommendation as to the discretionary bonus amount he will receive “based on the Company’s compensation philosophy,” or whether the referenced recommendation is provided only with regard to the amount of the other officers’ discretionary bonus.  For comment 4 and this comment, please provide a sample of your proposed disclosure.

Response 5

We have viewed the “Staff Observations in the Review of Executive Compensation Disclosure” and your comments herein.  While we are not suggesting an amendment to our March 29, 2012 Proxy Statement, a revised Compensation Discussion and Analysis section is presented below and this format would commence with our 2013 Proxy disclosures:

“COMPENSATION, DISCUSSION AND ANALYSIS

Background

The Company competes for talent in the Houston, Texas marketplace which is heavily tied to the energy industry and related fields.  For the past fifteen years, the energy industry, in general, and Houston, in particular, have generally experienced strong demand for executive personnel.  The “Houston’s Leading 100 Companies” listing, published in the Houston Chronicle for 2011, reflects Adams Resources & Energy, Inc. as the 40th largest public company in the area ranked by revenues.  In the Chronicle’s performance measures for 2011, the Company was ranked in the top 10 percent of Houston area companies.  The Chronicle also published a list of the total compensation for Houston public company executive officers in 2011 (700 names in total).  Each of the Company’s four executive officers was included on the list and each of the Company’s four executive officers was in the bottom 20 percent of total compensation for 2011.

Compensation Philosophy

The Company’s compensation philosophy has the following objectives and executive compensation levels are determined in consideration thereof:
•	Establish and maintain a level of compensation that is competitive within the Company’s industry and region
• Provide an incentive mechanism for favorable results.
•	Provide a level of executive compensation that is consistent with the level of compensation for non-executive personnel.
•	Maintain a compensation system that is consistent with the objectives of sound corporate governance.

Design of Reward

It is the policy of the Company to pay all forms of compensation in cash.  This is the simplest, most readily understood approach and does not expose the Company to potential future diminution of corporate value.  Such amounts are expensed as incurred.  This policy also removes any issues regarding accounting and the tax deductibility of executive compensation.  In addition, the management and the Compensation Committee review the results of the annual “Say on Pay” vote by shareholders for feedback on its executive compensation amounts.  The Company does not engage outside compensation consultants.

Elements of Compensation

The Company’s executive compensation program is comprised of the following elements:
• Base salary
• Discretionary bonus
• Benefits

The Company utilizes these three elements of executive compensation because these elements are believed to be the minimum required in order to retain its executive officer group.  Discretionary bonuses are also used as an incentive for favorable results.  The discretionary bonus may also serve as a supplement to base salary levels, while allowing the Board to avoid such expense during a year when earnings do not meet expectations.  A pre-defined formula bonus system is not utilized.  This is because the discretionary approach is believed to better align management with the long-term interest of the Company rather than toward a set short-term formula target.  Discretionary bonuses are anticipated to increase or decrease with the prevailing trend for consolidated net earnings.

The Company also provides employee benefits, primarily consisting of a 401(k) Plan (discussed below) and an employer sponsored medical plan.  The benefits provided to the executive officer group are no different than those offered to non-executive employees.  The Company does not provide stock options or other common stock incentives.  The Company does not offer a defined benefit pension plan nor does it offer deferred compensation.

Perquisites

The Company provides the following:

• Club Dues Reimbursement
• Life and Disability Insurance Premiums
• Automobile Allowance

Club dues reimbursements and automobile allowances are paid to the executive officers consistent with the payment of such amounts to non-executive employees.  The requirement to pay such amounts is negotiated with the executive at the time of their initial employment.  Life and disability insurance premiums are paid on behalf of the executives consistent with the payment of such insurance premiums for non-executive employees.  Perquisite amounts are not considered annual salary for bonus purposes.

401(k) Plan

Consistent with the employee’s desire for financial security in retirement, the Company offers a 401(k) plan to its employees, including its executive officers.  As described in footnote (1) to the Summary Compensation Table, the Company makes a matching contribution to the plan.  In 2011, the Company matched 100% of employee contributions up to 3% of compensation and matched 50% of employee contributions from 3% to 5% of compensation, subject to the current annual limit of $17,500.  This policy conforms to the Internal Revenue Service allowed safe harbor rules for matching contributions.

Employment and Severance Agreements

The Company has an employment agreement with Mr. Webster.  His agreement expires on May 13, 2015.  The agreement contains no automatic extensions.  Mr. Webster’s employment agreement contains conditions of employment and entitles him to participate in the Company’s leave, insurance and other employee benefit plans that may be in effect from time to time for management-level employees of the Company.  Mr. Webster’s employment agreement also provides for severance payments in certain cases of termination.  For additional information concerning Mr. Webster’s employment agreement, see “Potential Payments upon Termination or Change in Control — Employment Agreements” above.

The Company has a Change of Control and Severance Agreement with Mr. Abshire and Ms. Davis.  These agreements expire in 2014.  For additional information concerning such agreements, see “Potential Payments upon Termination or Change in Control – Employment Agreements” above.

Compensation and Risk

In order to establish and maintain profitability, the Company becomes exposed to risk.  The most significant areas of risk involve commodity price risk, customer credit risk, safety and security concerns and oil and gas exploration investment risk.  Compensation policies for all employees are designed to promote the provision of management safeguards against risk and not incentivize excessive risk-taking.  Compensation policies toward this aim include the following:

• A simple compensation structure that constitutes cash payments only;
•	Generally short-term contractual obligations with actual results fixed and determinable prior to the payment of employee bonuses;
•
Awareness by all employees of the inherent risks associated with their respective activities and the knowledge that base salaries and discretionary bonuses are based, in part, on the employee’s risk avoidance abilities; and

•
A segregated internal reporting structure that puts the employees charged with managing and reporting risk on a separate reporting track from those employees committing the Company to contractual obligations, thereby providing independent monitoring of risk mitigation practices and procedures.

On a scheduled basis over the course of the year, Mr. Bell, representing the Compensation and Audit Committees, conducts interviews with key non-executive operating and accounting personnel to monitor compliance with the Company’s designed internal control structure and risk avoidance strategies. Management has concluded that compensation policies and practices are not reasonably likely to have a material adverse effect on the Company.  In addition, executive officers are expected to maintain established risk avoidance practices as a condition to their level of compensation.

The Compensation Process

-- Mr. Webster, President

At the time of his employment in 2004, Mr. Webster negotiated a base salary and an employment contract as condition of his accepting employment with the Company.  Mr. Adams, the beneficial owner of 49.3 percent of the Company’s outstanding common stock, represented the Company in these negotiations.  Subsequently, and prior to scheduled expiration dates, Mr. Webster negotiated base salary increases and contract extensions with Mr. Adams again representing the Company in such discussions.  Mr. Webster also proposes periodic bonus amounts, and Mr. Adams negotiates such amounts on behalf of the Company.   Upon determination of proposed salary and bonus amounts, such recommendations are presented to the Compensation Committee for their evaluation.  For 2011, the Company’s net earnings increased by 165 percent relative to 2010.  Mr. Webster proposed a bonus increase of  66 percent relative to 2010.  The Compensation Committee considered the proposed payments in private session based on their collective view of (a) the Company’s compensation philosophy, (b) current risk mitigation effect and results, (c) the Company’s financial condition and current net earnings and (d) the current Houston area executive marketplace.  The Compensation Committee voted on the matter and such vote was reported to the full Board of Directors.

-- Ms. Davis and Mr. Abshire, Treasurer and Chief Financial Officer, respectively Ms. Davis and Mr. Abshire are “at will” employees with no contract.  Mr. Webster proposes their salary amounts and bonuses based on the criteria described herein and negotiates such amounts with Ms. Davis and Mr. Abshire on behalf of the Company.  Upon determination of the proposed amounts such recommendations are presented to the Compensation Committee and that committee reviews the proposed amounts consistent with its practice for Mr. Webster’s compensation-- Mr. Adams, Chairman & Chief Executive Officer.

As founder and major shareholder, Mr. Adams’ desire to remain employed by the Company is not influenced by demand for executive officers in the Houston area.  Also, given a typical company stock price to earnings multiple of six or seven to one, Mr. Adams’ net worth would be greater if he took zero salary and bonus.  Further, his personal tax treatment is enhanced under the zero salary strategy.  Negotiating a salary and bonus with Mr. Adams becomes impractical given his ownership percentage in the Company.  Since Mr. Webster’s total compensation for 2011 was in the bottom 20 percent  for Houston area public companies, while size and results placed the Company well into the top 50 percent, Mr. Adams 2011 compensation as Chief Executive Officer was proposed to the Compensation Committee to be set equal to Mr. Webster’s 2011 compensation.  The Compensation Committee considered and approved this approach.

Internal Revenue Code 162(m) Considerations

Section 162(m) of the Internal Revenue Code, as amended, limits a company’s ability to deduct compensation paid in excess of $1 million to the Chief Executive Officer and the next four highest paid officers in any year, unless the compensation meets certain performance requirements.  The Company has no officers receiving compensation in excess of $1 million.

We note to the Staff that in preparing this response, the referenced Houston Chronicle data for 2011 was not published until after we filed our Proxy in March 2012.  We did however, have a general sense of our relative results in December 2011 when the 2011 bonuses were determined.    This published data, updated by our planned commentary for actual 2012 results, is relevant for 2012 bonuses and our 2013 proxy disclosures.

SUMMARY

We respectfully submit that our recent Form 10-Q, Form 10-K and proxy disclosures provide adequate disclosures and amendments to our prior filings are not necessary.

In closing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions at (713) 881-3609.

Very truly yours,

By /s/Richard B. Abshire
Richard B. Abshire
Chief Financial Officer